Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Clarifies Comments Made During Investor Tour

Saskatoon, Saskatchewan, Canada, September 30, 2012 . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) clarified today comments made at its investor tour on Thursday, September 27 at the Key Lake and McArthur River operations regarding a potential technical report for McArthur River.

The company is planning to issue a technical report in relation to updating the McArthur River mine plan. As previously reported, Cameco is evaluating the expansion of production at McArthur River.

Profile

Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.

- End -

Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Rob Gereghty	(306) 956-6190